Exhibit 99.1

For Immediate Release

April 21, 2015

SAP Announces First Quarter 2015 Results

Cloud Revenue up 131%, SAP Business Network Revenue up 207% HANA Soars, Driving Cloud and Software Revenue up 24%

•	Strong Growth in New Cloud Bookings: Up 121%

•	Strong Topline Performance: Non-IFRS Cloud and Software Revenue Increased 24% to €3.66 Billion – All Regions Show Double-Digit Growth

•	Fast Start for SAP S/4HANA: Over 370 Customers Already

•	Non-IFRS Operating Profit Increased 15% to €1.06 Billion

•	Reiterates Full Year 2015 Outlook

WALLDORF, Germany – April 21, 2015 – SAP SE (NYSE: SAP) today announced its financial results for the first quarter ending March 31, 2015.

BUSINESS HIGHLIGHTS IN THE FIRST QUARTER 2015

SAP again delivered exceptionally strong growth in the cloud. First quarter non-IFRS cloud subscriptions and support revenue grew 131% year-over-year (95% at constant currencies).1 New cloud bookings, the key measure for SAP’s sales success in the cloud, increased 121% in the first quarter to €120 million.2

The Company had a very strong cloud and software revenue performance with 24% growth in non-IFRS cloud and software revenue (12% at constant currencies) to €3.66 billion.

Non-IFRS operating profit increased 15% (decrease of 2% at constant currencies) to €1.06 billion.

“We are pleased to report triple-digit growth in both cloud and our business network segment which started on a high note,” said Bill McDermott, CEO of SAP. “SAP S/4HANA saw robust early traction and is catalyzing momentum across SAP. We are a strong growth company with every region growing in double digits in cloud and software revenue this quarter. We remain ever focused on seamless execution of our consistent, customer-driven strategy.”

[1]	For the first quarter 2015, Fieldglass contributed €19 million and Concur contributed €128 million to SAP’s Non-IFRS cloud subscriptions and support revenue at constant currencies.
[2]	New cloud bookings consist of all order entry of a given period that is expected to be classified as cloud subscription and support revenue and results from purchases by new customers and from incremental purchases by existing customers. The order amount must be contractually committed (i.e. variable amounts from pay-per-use and similar arrangements are not included). Consequently, due to their uncommitted pay-per-use nature Ariba and Fieldglass network transaction fees are not reflected in the new cloud bookings metric. Amounts included in the measure are annualized. Concur contributed €35 million to SAP’s new cloud bookings in the first quarter.

SAP Announces First Quarter 2015 Results	Page 2

“SAP’s customer centricity and commitment to investing in innovation are paying off”, said Luka Mucic, CFO of SAP. “We grew our cloud and software revenue by 24% and increased our operating profit by 15% surpassing €1 billion in a first quarter for the first time as currency shifted to a tailwind.”

SAP HANA continues to be a major growth driver for the Company. This quarter the number of HANA customers surpassed 6,400, almost doubling from just one year ago. SAP S/4HANA’s robust early traction – more than 370 SAP S/4HANA customers year-to-date – was a major catalyst in HANA’s broader market adoption across all industries and regions.

SAP HANA also continues to evolve as a development platform. The HANA Cloud Platform, our Platform as a Service offering, enables organizations to extend and customize SAP applications quickly and easily in the cloud. This new offering is building significant momentum and has already attracted approximately 1,400 customers in a short period of time.

SAP Business Network is the world’s largest network of its kind. Total revenue in the SAP Business Network segment was €368 million (€308 million at constant currencies) in the first quarter, a year-over-year increase of 207% (157% at constant currencies). 1.8 million connected companies trade over $750 billion of frictionless commerce3 on this network. SAP Business Network brings together Ariba, Concur and Fieldglass into one operating unit which is reported as a separate business segment.

First Quarter 2015 Regional Revenue

SAP showed a strong performance in the EMEA region in both the core and the cloud business. Cloud traction was exceptional with cloud subscriptions and support revenue growing by 114% driven by a very strong performance in the UK. As expected the macro and political environment continued to weigh on SAP’s business in Russia and Ukraine but double-digit software licenses revenue growth in Germany pushed EMEA to a 13% increase in non-IFRS cloud and software revenue.

In the Americas region, non-IFRS cloud subscriptions and support revenue grew by 136%. Non-IFRS cloud and software revenue increased 34% year-over-year, driven by triple-digit growth in cloud subscriptions and support revenue in the United States. Brazil bounced back with strong double-digit software license revenue growth.

The Company had an exceptional quarter in APJ. Non-IFRS cloud subscriptions and support revenue grew by 137% driven by a very strong quarter in India. Non-IFRS cloud and software revenue increased by 38%. Japan stood out with strong double-digit growth in software licenses revenue.

[3]	Network spend volume is the total value of purchase orders transacted on the Ariba, Concur and Fieldglass Networks in the trailing 12 months.

SAP Announces First Quarter 2015 Results	Page 3

FINANCIAL RESULTS IN DETAIL

FINANCIAL HIGHLIGHTS – First Quarter 2015

	First Quarter 20151)
	IFRS			Non-IFRS2)
€ million, unless otherwise stated	Q1 2015	Q1 2014	% change	Q1 2015	Q1 2014	% change	% change const. curr.
Cloud subscriptions and support	503	219	129	509	221	131	95
Software licenses	696	623	12	696	623	12	1
Software support	2,454	2,097	17	2,454	2,098	17	7
Software licenses and support	3,150	2,720	16	3,150	2,722	16	5
Cloud and software	3,653	2,939	24	3,659	2,942	24	12
Total revenue	4,497	3,698	22	4,502	3,701	22	10
Total operating expenses	–3,859	–2,975	30	–3,446	–2,782	24	13
Operating profit	638	723	–12	1,056	919	15	–2
Operating margin (%)	14.2	19.5	–5.4pp	23.5	24.8	–1.4pp	–2.6pp
Profit after tax	413	534	–23	697	667	5
Basic earnings per share (€)	0.35	0.45	–23	0.58	0.56	5
Number of employees (FTE)	74,551	66,750	12	N/A	N/A	N/A	N/A

1)	All figures are unaudited.

2)	For a detailed description of SAP’s non-IFRS measures see Explanation of Non-IFRS Measures online. For a breakdown of the individual adjustments see page F5 in the appendix to this press release.

IFRS cloud subscriptions and support revenue was €503 million (2014: €219 million), an increase of 129%. Non-IFRS cloud subscriptions and support revenue was €509 million (2014: €221 million), an increase of 131% (95% at constant currencies). IFRS software licenses and support revenue was €3.15 billion (2014: €2.72 billion), an increase of 16%. Non-IFRS software licenses and support revenue was €3.15 billion (2014: €2.72 billion), an increase of 16% (5% at constant currencies). IFRS cloud and software revenue was €3.65 billion (2014: €2.94 billion), an increase of 24%. Non-IFRS cloud and software revenue was €3.66 billion (2014: €2.94 billion), an increase of 24% (12% at constant currencies). IFRS total revenue was €4.50 billion (2014: €3.70 billion), an increase of 22%. Non-IFRS total revenue was €4.50 billion (2014: €3.70 billion), an increase of 22% (10% at constant currencies).

IFRS operating profit was €638 million (2014: €723 million), a decrease of 12%. Non-IFRS operating profit was €1.06 billion (2014: €919 million), an increase of 15% (a decrease of 2% at constant currencies). IFRS operating margin was 14.2% (2014: 19.5%), a decrease of 5.4 percentage points. Non-IFRS operating margin was 23.5% (2014: 24.8%), a decrease of 1.4 percentage points (2.6 percentage points at constant currencies).

IFRS profit after tax was €413 million (2014: €534 million), a decrease of 23%. Non-IFRS profit after tax was €697 million (2014: €667 million), an increase of 5%. IFRS basic earnings per share was €0.35 (2014: €0.45), a decrease of 23%. Non-IFRS basic earnings per share was €0.58 (2014: €0.56), an increase of 5%. The IFRS and non-IFRS effective tax rates in the first quarter of 2015 were 13.6% (2014: 24.1%) and 22.3% (2014: 25.9%), respectively.

Cash Flow – Three Months 2015

Operating cash flow was €2.37 billion (2014: €2.35 billion), an increase of 1% year-over-year. Free cash flow increased slightly year-over-year to €2.23 billion (2014: €2.22 billion). Free cash flow was 50% of total revenue (2014: 60%). At March 31, 2015, SAP had a total group liquidity of €5.33 billion (December 31, 2014: €3.42 billion), which includes cash and cash equivalents and short term investments. Net liquidity at March 31, 2015 was -€5.19 billion compared to -€7.67 billion at December 31, 2014.

SAP Announces First Quarter 2015 Results	Page 4

BUSINESS OUTLOOK 2015

The Company reiterates the following 2015 outlook:

•

Based on the strong momentum in SAP’s cloud business the Company expects full-year 2015 non-IFRS cloud subscriptions and support revenue to be in a range of €1.95 - €2.05 billion at constant currencies (2014: €1.10 billion). The upper end of this range represents a growth rate of 86% at constant currencies. Concur and Fieldglass are expected to contribute approximately 50 percentage points to this growth.

•	The Company expects full year 2015 non-IFRS cloud and software revenue to increase by 8% - 10% at constant currencies (2014: €14.33 billion).

•	The Company expects full-year 2015 non-IFRS operating profit to be in a range of €5.6 billion - €5.9 billion at constant currencies (2014: €5.64 billion).

While the Company’s full-year 2015 business outlook is at constant currencies, actual currency reported figures are expected to continue to be impacted by currency exchange rate fluctuations. If exchange rates remain at the March 2015 average rates for the rest of the year, the Company expects its non-IFRS cloud and software revenue growth rate to experience a currency benefit in a range of 8 to 11 percentage points for the full-year 2015 (10 to 13 percentage points for the second quarter 2015) and its non-IFRS operating profit growth rate at actual currencies to experience a currency benefit in a range of 10 to 13 percentage points for the full-year 2015 (12 to 15 percentage points for the second quarter 2015).

Additional Information

2015 revenue and profit figures include the full revenue and profit from Concur and Fieldglass. The comparative numbers for 2014 include Concur and Fieldglass starting December 4 and May 2, respectively.

For a more detailed description of all of SAP’s non-IFRS measures and their limitations as well as our constant currency and free cash flow figures see Explanation of Non-IFRS Measures online.

First Quarter 2015 Interim Report

SAP’s first quarter 2015 Interim Report was published today and is available for download at www.sap.com/investor.

Webcast

SAP senior management will host a conference call for financial analysts on Tuesday, April 21st at 2:00 PM (CEST) / 1:00 PM (GMT) / 8:00 AM (EDT) / 5:00 AM (PDT). The conference call will be web cast live on the Company’s website at www.sap.com/investor and will be available for replay.

About SAP

As market leader in enterprise application software, SAP (NYSE: SAP) helps companies of all sizes and industries run better. From back office to boardroom, warehouse to storefront, desktop to mobile device – SAP empowers people and organizations to work together more efficiently and use business insight more effectively to stay ahead of the competition. SAP applications and services enable more than 291,000 customers to operate profitably, adapt continuously, and grow sustainably. For more information, visit www.sap.com.

# # #

SAP Announces First Quarter 2015 Results	Page 5

Any statements contained in this document that are not historical facts are forward-looking statements as defined in the U.S. Private Securities Litigation Reform Act of 1995. Words such as “anticipate,” “believe,” “estimate,” “expect,” “forecast,” “intend,” “may,” “plan,” “project,” “predict,” “should” and “will” and similar expressions as they relate to SAP are intended to identify such forward-looking statements. SAP undertakes no obligation to publicly update or revise any forward-looking statements. All forward-looking statements are subject to various risks and uncertainties that could cause actual results to differ materially from expectations. The factors that could affect SAP’s future financial results are discussed more fully in SAP’s filings with the U.S. Securities and Exchange Commission (“SEC”), including SAP’s most recent Annual Report on Form 20-F filed with the SEC. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of their dates.

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Appendix – Financial Information to Follow

FINANCIAL INFORMATION

FOR THE FIRST QUARTER 2015

(Condensed and Unaudited)

Page

Financial Statements (IFRS, Unaudited)
Consolidated Income Statements	F1
Consolidated Statements of Financial Position	F2
Consolidated Statements of Cash Flows	F3

Supplementary Financial Information (Unaudited)
Reconciliation from Non-IFRS Numbers to IFRS Numbers	F4
Explanation of Non-IFRS Adjustments	F5
Revenue by Region	F6

Financial Statements (IFRS, Unaudited)

CONSOLIDATED INCOME STATEMENTS OF SAP GROUP – QUARTER

For the three months ended March 31

€ millions, unless otherwise stated	2015	2014	Change in %
Cloud subscriptions and support	503	219	>100
Software licenses	696	623	12
Software support	2,454	2,097	17
Software licenses and support	3,150	2,720	16
Cloud and software	3,653	2,939	24
Services	844	759	11
Total revenue	4,497	3,698	22

Cost of cloud subscriptions and support	–197	–84	>100
Cost of software licenses and support	–543	–499	9
Cost of cloud and software	–740	–583	27
Cost of services	–819	–654	25
Total cost of revenue	–1,559	–1,236	26
Gross profit	2,937	2,462	19
Research and development	–724	–549	32
Sales and marketing	–1,253	–968	30
General and administration	–272	–205	33
Restructuring	–51	–15	>100
TomorrowNow and Versata litigation	0	–1	<-100
Other operating income/expense, net	–1	–2	–47
Total operating expenses	–3,859	–2,975	30
Operating profit	638	723	–12

Other non-operating income/expense, net	–148	–11	>100
Finance income	48	22	>100
Finance costs	–59	–31	92
Financial income, net	–11	–9	26
Profit before tax	478	704	–32

Income tax expense	–65	–170	–62
Profit after tax	413	534	–23
attributable to owners of parent	414	534	–23
attributable to non-controlling interests	0	0	24

Earnings per share, basic (in €)*	0.35	0.45	–23
Earnings per share, diluted (in €)*	0.35	0.45	–23

*	For the three months ended March 31, 2015 and 2014, the weighted average number of shares was 1,195 million (diluted 1,198 million) and 1,194 million (diluted: 1,196 million), respectively (treasury stock excluded).

Due to rounding, numbers may not add up precisely.

F1

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION OF SAP GROUP

as at March 31, 2015 and December 31, 2014

€ millions	2015	2014
Cash and cash equivalents	4,635	3,328
Other financial assets	959	678
Trade and other receivables	5,536	4,330
Other non-financial assets	485	431
Tax assets	241	214
Total current assets	11,855	8,980

Goodwill	22,838	20,945
Intangible assets	4,895	4,608
Property, plant, and equipment	2,184	2,102
Other financial assets	1,217	1,021
Trade and other receivables	90	100
Other non-financial assets	168	164
Tax assets	261	231
Deferred tax assets	422	355
Total non-current assets	32,076	29,527
Total assets	43,931	38,507

as at March 31, 2015 and December 31, 2014

€ millions	2015	2014
Trade and other payables	956	1,007
Tax liabilities	164	339
Financial liabilities	1,883	2,561
Other non-financial liabilities	2,201	2,807
Provision TomorrowNow and Versata litigation	0	1
Other provisions	215	149
Provisions	216	150
Deferred income	5,534	1,681
Total current liabilities	10,954	8,544

Trade and other payables	60	55
Tax liabilities	409	371
Financial liabilities	9,282	8,980
Other non-financial liabilities	244	219
Provisions	182	149
Deferred tax liabilities	431	513
Deferred income	68	78
Total non-current liabilities	10,676	10,366
Total liabilities	21,629	18,909

Issued capital	1,229	1,229
Share premium	639	614
Retained earnings	18,722	18,317
Other components of equity	2,839	568
Treasury shares	–1,220	–1,224
Equity attributable to owners of parent	22,209	19,504

Non-controlling interests	93	94
Total equity	22,302	19,598
Total equity and liabilities	43,931	38,507

Due to rounding, numbers may not add up precisely.

F2

CONSOLIDATED STATEMENTS OF CASH FLOWS OF SAP GROUP

For the three months ended March 31

€ millions	2015	2014
Profit after tax	413	534
Adjustments to reconcile profit after taxes to net cash provided by operating activities:
Depreciation and amortization	321	235
Income tax expense	65	170
Financial income, net	11	9
Decrease/increase in sales and bad debt allowances on trade receivables	18	15
Other adjustments for non-cash items	–2	24
Decrease/increase in trade and other receivables	–890	–17
Decrease/increase in other assets	–145	–86
Decrease/increase in trade payables, provisions, and other liabilities	–567	–827
Decrease/increase in deferred income	3,556	2,727
Interest paid	–32	–17
Interest received	23	12
Income taxes paid, net of refunds	–405	–427
Net cash flows from operating activities	2,366	2,352

Business combinations, net of cash and cash equivalents acquired	–10	–3
Cash receipts from derivative financial instruments related to business combinations	266	0
Total cashflows for business combinations, net of cash and cash equivalents acquired	256	–3
Purchase of intangible assets and property, plant, and equipment	–139	–130
Proceeds from sales of intangible assets or property, plant, and equipment	16	14
Purchase of equity or debt instruments of other entities	–755	–562
Proceeds from sales of equity or debt instruments of other entities	122	85
Net cash flows from investing activities	–500	–596

Proceeds from reissuance of treasury shares	6	5
Proceeds from borrowings	2	0
Repayments of borrowings	–770	0
Net cash flows from financing activities	–762	5

Effect of foreign currency rates on cash and cash equivalents	203	4
Net decrease/increase in cash and cash equivalents	1,307	1,765
Cash and cash equivalents at the beginning of the period	3,328	2,748
Cash and cash equivalents at the end of the period	4,635	4,513

Due to rounding, numbers may not add up precisely.

F3

Supplementary Financial Information (Unaudited)

RECONCILIATION FROM NON-IFRS NUMBERS TO IFRS NUMBERS

The following tables present a reconciliation from our non-IFRS numbers (including our non-IFRS at constant currency numbers) to the respective most comparable IFRS numbers. Note: Our non-IFRS numbers are not prepared under a comprehensive set of accounting rules or principles.

	For the three months ended March 31
€ millions, unless otherwise stated	2015					2014			Change in %
	IFRS	Adj.*	Non- IFRS*	Currency Impact**	Non-IFRS Constant Currency**	IFRS	Adj.*	Non- IFRS*	IFRS	Non- IFRS*	Non-IFRS Constant Currency**
Revenue Numbers
Cloud subscriptions and support	503	6	509	–78	430	219	1	221	129	131	95
Software licenses	696	0	696	–70	626	623	0	623	12	12	1
Software support	2,454	0	2,454	–217	2,237	2,097	2	2,098	17	17	7
Software licenses and support	3,150	0	3,150	–287	2,863	2,720	2	2,722	16	16	5
Cloud and software	3,653	6	3,659	–365	3,294	2,939	3	2,942	24	24	12
Services	844	0	844	–84	760	759	0	759	11	11	0
Total revenue	4,497	6	4,502	–449	4,054	3,698	3	3,701	22	22	10
Operating Expense Numbers
Cost of cloud subscriptions and support	–197	22	–175			–84	19	–65	>100	>100
Cost of software licenses and support	–543	73	–470			–499	60	–439	9	7
Cost of cloud and software	–740	96	–644			–583	79	–504	27	28
Cost of services	–819	51	–768			–654	26	–628	25	22
Total cost of revenue	–1,559	147	–1,412			–1,236	105	–1,132	26	25
Gross profit	2,937	152	3,090			2,462	108	2,570	19	20
Research and development	–724	81	–643			–549	23	–526	32	22
Sales and marketing	–1,253	93	–1,160			–968	34	–934	30	24
General and administration	–272	42	–229			–205	15	–189	33	21
Restructuring	–51	51	0			–15	15	0	>100	0
TomorrowNow and Versata litigation	0	0	0			–1	1	0	<-100	0
Other operating income/expense, net	–1	0	–1			–2	0	–2	–47	–47
Total operating expenses	–3,859	413	–3,446	294	–3,152	–2,975	193	–2,782	30	24	13

Profit Numbers
Operating profit	638	419	1,056	–155	902	723	196	919	–12	15	–2
Other non-operating income/expense, net	–148	0	–148			–11	0	–11	>100	>100
Finance income	48	0	48			22	0	22	>100	>100
Finance costs	–59	0	–59			–31	0	–31	92	92
Financial income, net	–11	0	–11			–9	0	–9	26	26
Profit before tax	478	419	897			704	196	900	–32	0
Income tax expense	–65	–135	–200			–170	–64	–233	–62	–14
Profit after tax	413	284	697			534	133	667	–23	5
attributable to owners of parent	414	284	698			534	133	667	–23	5
attributable to non-controlling interests	0	0	0			0	0	0	24	24
Key Ratios
Operating margin (in %)	14.2		23.5		22.2	19.5		24.8	–5.4pp	–1.4pp	–2.6pp
Effective tax rate (in %)	13.6		22.3			24.1		25.9	–10.5pp	–3.6pp
Earnings per share, basic (in €)	0.35		0.58			0.45		0.56	–23	5

*	Adjustments in the revenue line items are for software support revenue, cloud subscriptions and support revenue, and other similarly recurring revenues that entities acquired by SAP would have recognized had they remained stand-alone entities but that SAP is not permitted to recognize as revenue under IFRS as a result of business combination accounting rules. Adjustments in the operating expense line items are for acquisition-related charges, share-based payment expenses, restructuring expenses, as well as the TomorrowNow and Versata litigation expenses.

**	Constant currency revenue and operating income figures are calculated by translating revenue and operating income of the current period using the average exchange rates from the previous year’s respective period instead of the current period. Constant currency period-over-period changes are calculated by comparing the current year’s non-IFRS constant currency numbers with the non-IFRS number of the previous year’s respective period.

For a more detailed description of these adjustments and their limitations as well as our constant currency figures, see our Web site www.sap.com/corporate-en/investors/newsandreports/reporting-framework.epx under “Non-IFRS Measures and Estimates”.

Due to rounding, numbers may not add up precisely.

F4

EXPLANATION OF NON-IFRS ADJUSTMENTS

€ millions, unless otherwise stated	Q1 2015	Q1 2014
Operating profit (IFRS)	638	723
Revenue adjustments	6	3
Adjustment for acquisition-related charges	183	130
Adjustment for share-based payment expenses	179	48
Adjustment for restructuring	51	15
Adjustment for TomorrowNow and Versata litigation	0	1
Operating expense adjustments	413	193
Operating profit adjustments	419	196
Operating profit (Non-IFRS)	1,056	919

Due to rounding, numbers may not add up precisely.

F5

REVENUE BY REGION

The following tables present our IFRS and non-IFRS revenue by region based on customer location. The tables also present a reconciliation from our non-IFRS revenue (including our non-IFRS revenue at constant currency) to the respective most comparable IFRS revenue.

Note: Our non-IFRS revenues are not prepared under a comprehensive set of accounting rules or principles.

	For the three months ended March 31
€ millions	2015					2014			Change in %
	IFRS	Adj.*	Non- IFRS*	Currency Impact**	Non-IFRS Constant Currency**	IFRS	Adj.*	Non- IFRS*	IFRS	Non- IFRS*	Non-IFRS Constant Currency**
Cloud subscriptions and support revenue by region

EMEA	115	1	116	–11	105	54	0	54	113	114	93
Americas	344	5	348	–61	287	147	1	148	134	136	94
APJ	44	0	44	–6	38	19	0	19	136	137	105
Cloud subscriptions and support revenue	503	6	509	–78	430	219	1	221	129	131	95

Cloud and software revenue by region
EMEA	1,570	1	1,571	–36	1,535	1,393	1	1,394	13	13	10
Americas	1,509	5	1,514	–264	1,250	1,131	2	1,133	33	34	10
APJ	574	0	574	–65	509	416	0	416	38	38	23
Cloud and software revenue	3,653	6	3,659	–365	3,294	2,939	3	2,942	24	24	12

Total revenue by region
Germany	558	0	558	–1	557	535	0	535	4	4	4
Rest of EMEA	1,383	1	1,384	–46	1,337	1,233	1	1,234	12	12	8
Total EMEA	1,941	1	1,942	–48	1,894	1,768	1	1,769	10	10	7
United States	1,455	5	1,460	–266	1,194	1,064	1	1,065	37	37	12
Rest of Americas	399	0	399	–56	343	356	0	356	12	12	–4
Total Americas	1,855	5	1,859	–322	1,538	1,419	2	1,421	31	31	8
Japan	154	0	154	–8	146	129	0	129	19	19	13
Rest of APJ	547	0	547	–71	476	382	0	382	43	43	25
Total APJ	701	0	701	–80	622	511	0	511	37	37	22
Total revenue	4,497	6	4,502	–449	4,054	3,698	3	3,701	22	22	10

*	Adjustments in the revenue line items are for software support revenue, cloud subscriptions and support revenue, and other similarly recurring revenues that entities acquired by SAP would have recognized had they remained stand-alone entities but that SAP is not permitted to recognize as revenue under IFRS as a result of business combination accounting rules.

**	Constant currency revenue figures are calculated by translating revenue of the current period using the average exchange rates from the previous year’s respective period instead of the current period. Constant currency period-over-period changes are calculated by comparing the current year’s non-IFRS constant currency numbers with the non-IFRS number of the previous year’s respective period.

For a more detailed description of these adjustments and their limitations as well as our constant currency figures, see our Web site www.sap.com/corporate-en/investors/newsandreports/reporting-framework.epx under “Non-IFRS Measures and Estimates”.

Due to rounding, numbers may not add up precisely.

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